# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elauwit Connection, Inc., CIK 0002063863
CUSIP: 28417M109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1700 Alta Vista Drive, Suite 130, Columbia, South Carolina (SC), 29223
Date of event which requires filing of this statement: 11/02/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002097479

## Reporting persons
- MAXIM CERITH LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 750,000; shared voting power 0; sole dispositive power 750,000; shared dispositive power 0; aggregate amount beneficially owned 750,000 (11.3% of the class)
  Comment: Percentage calculated based on 6,619,796 shares of Common Stock outstanding on December 10, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.

## Item 1. Issuer
Name of issuer: Elauwit Connection, Inc.
Address of issuer's principal executive offices: 1700 Alta Vista Drive, Suite 130, Columbia, SC 29223

## Item 2. Person Filing
Name of person filing: Maxim Cerith LLC
Address of principal business office or, if none, residence: 300 PARK AVENUE, 16TH FLOOR NEW YORK, NY 10022
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 750,000
Percent of class: 11.3%
Sole power to vote or to direct the vote: 750,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 750,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MAXIM CERITH LLC: /s/ Cliff Teller, Reporting Person (02/17/2026)